Exhibit 12

Horace Mann Educators Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2009, 2008, 2007, 2006 and 2005

(Dollars in millions)

	Year Ended December 31,
	2009		2008		2007		2006		2005

Fixed charges:
Interest expense	$14.0		$14.5		$14.1		$13.1		$8.9
Interest credited to policyholders on interest-sensitive contracts	139.4		131.8		127.2		122.5		115.9

Total fixed charges	$153.4		$146.3		$141.3		$135.6		$124.8

Earnings:
Income before income taxes	$103.5		$0.2		$117.1		$140.3		$94.0
Add: Interest expense	14.0		14.5		14.1		13.1		8.9

Subtotal – earnings before interest expense	117.5		14.7		131.2		153.4		102.9

Add: Interest credited to policyholder on interest-sensitive contracts	139.4		131.8		127.2		122.5		115.9

Earnings before fixed charges	$256.9		$146.5		$258.4		$275.9		$218.8

Ratio of earnings to fixed charges	1.7	x	1.0	x	1.8	x	2.0	x	1.8	x

Supplemental information (A):

Ratio of earnings before interest expense to interest expense	8.4	x	1.0	x	9.3	x	11.7	x	11.6	x

(A)	Fixed charges and earnings in this calculation do not include interest credited to policyholders on interest-sensitive contracts. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.